FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

National Bank of Greece S.A.

Group and Bank

Condensed Interim Financial Statements

for the period ended 30 September 2010

November 2010

Statement of Financial Position

as at 30 September 2010

		Group		Bank
€ 000’s	Note	30.9.2010	31.12.2009	30.9.2010	31.12.2009
ASSETS
Cash and balances with central banks		5.629.243	4.252.854	3.440.728	2.073.721
Due from banks (net)		6.847.088	3.707.911	10.875.977	5.881.701
Financial assets at fair value through profit or loss		1.769.008	4.066.059	1.068.321	3.003.966
Derivative financial instruments		2.616.849	1.875.851	2.376.231	1.670.914
Loans and advances to customers (net)	6	77.201.975	74.752.545	58.007.528	58.129.698
Investment securities		20.657.701	16.315.150	12.780.596	9.892.407
Investment property	8	198.251	164.895	—	—
Investments in subsidiaries		—	—	8.178.292	8.064.609
Investments in associates		38.901	42.680	7.298	27.631
Goodwill, software and other intangible assets	7	2.638.991	2.486.943	131.009	124.854
Property and equipment	8	2.070.987	2.099.152	378.531	381.642
Deferred tax assets		461.182	174.218	359.860	82.094
Insurance related assets and receivables		866.390	805.960	—	—
Current income tax advance		126.728	189.481	126.728	189.481
Other assets		2.373.116	2.460.484	1.701.053	1.697.746
Non-current assets held for sale	9	20.513	—	20.513	—
Total assets		123.516.923	113.394.183	99.452.665	91.220.464

LIABILITIES
Due to banks		30.907.028	21.643.338	28.555.360	18.390.685
Derivative financial instruments		3.527.978	1.329.164	3.023.467	1.204.621
Due to customers	10	70.134.367	71.194.471	55.788.831	58.081.167
Debt securities in issue	11	2.420.199	1.859.699	2.141.867	1.485.109
Other borrowed funds		1.390.037	1.224.973	1.179.634	1.209.377
Insurance related reserves and liabilities		2.796.518	2.581.323	—	—
Deferred tax liabilities		122.014	137.336	—	—
Retirement benefit obligations		231.058	245.301	151.248	134.284
Current income tax liabilities		88.393	74.924	34.958	60.497
Other liabilities		2.592.247	3.276.136	1.463.113	2.430.563
Total liabilities		114.209.839	103.566.665	92.338.478	82.996.303

SHAREHOLDERS’ EQUITY
Share capital	14	3.392.708	3.392.708	3.392.708	3.392.708
Share premium account		3.321.881	3.335.881	3.321.881	3.335.881
Less: treasury shares	14	(11.152)	(10.626)	—	—
Reserves and retained earnings		1.329.974	1.735.487	399.598	1.495.572
Equity attributable to NBG shareholders		8.033.411	8.453.450	7.114.187	8.224.161

Non-controlling interests		846.990	857.376	—	—
Preferred securities		426.683	516.692	—	—
Total equity		9.307.084	9.827.518	7.114.187	8.224.161

Total equity and liabilities		123.516.923	113.394.183	99.452.665	91.220.464

Athens, 29 November 2010

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 26 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2010

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.9.2010	30.9.2009	30.9.2010	30.9.2009

Interest and similar income		4.744.955	4.986.697	2.598.404	2.885.271
Interest expense and similar charges		(1.636.484)	(2.084.220)	(777.044)	(1.158.561)
Net interest income		3.108.471	2.902.477	1.821.360	1.726.710

Fee and commission income		538.314	548.186	203.540	222.266
Fee and commission expense		(65.716)	(36.761)	(45.903)	(20.722)
Net fee and commission income		472.598	511.425	157.637	201.544

Earned premia net of reinsurance		728.151	674.918	—	—
Net claims incurred		(664.825)	(599.520)	—	—
Earned premia net of claims and commissions		63.326	75.398	—	—

Net trading income /(loss) and results from investment securities		(273.851)	421.667	(473.385)	215.915
Net other expense		(49.546)	(42.699)	(99.764)	(49.105)
Total income		3.320.998	3.868.268	1.405.848	2.095.064

Personnel expenses		(1.143.459)	(1.123.905)	(702.371)	(703.897)
General, administrative and other operating expenses		(554.365)	(530.682)	(269.454)	(224.874)
Depreciation, amortisation and impairment on property & equipment, intangibles and investment property		(148.275)	(141.162)	(62.924)	(74.109)
Amortisation of intangible assets recognised on business combinations		(19.195)	(18.161)	—	—
Finance charge on put options of non-controlling interests		(1.653)	(5.142)	(1.653)	(5.142)
Credit provisions and other impairment charges		(991.468)	(734.880)	(717.261)	(431.833)
Share of profit of associates		2.969	708	—	—
Profit/(loss) before tax		465.552	1.315.044	(347.815)	655.209

Tax expense	4	(174.875)	(274.810)	(32.645)	(153.677)
Profit/(loss) for the period		290.677	1.040.234	(380.460)	501.532

Attributable to:
Non-controlling interests		31.796	30.730	—	—
NBG equity shareholders		258.881	1.009.504	(380.460)	501.532

Earnings / (losses) per share- Basic and diluted excluding gains on redemption of preferred securities	5	€0,23	€1,40	€(0,63)	€0,70
Earnings / (losses) per share- Basic and diluted including gains on redemption of preferred securities	5	€0,28	€1,91	€(0,63)	€0,70

Athens, 29 November 2010

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 26 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2010

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.9.2010	30.9.2009	30.9.2010	30.9.2009

Profit/(loss) for the period		290.677	1.040.234	(380.460)	501.532

Other comprehensive income/(expense), net of tax:
Available for sale securities, net of tax		(762.224)	367.344	(659.051)	231.613
Currency translation differences, net of tax		298.350	(53.336)	210	253
Net investment hedge, net of tax		(145.036)	(46.646)	—	—
Other comprehensive income/(expense) for the period, net of tax	15	(608.910)	267.362	(658.841)	231.866

Total comprehensive income/(expense) for the period		(318.233)	1.307.596	(1.039.301)	733.398

Attributable to:
Non-controlling interests		43.623	42.669	—	—
NBG equity shareholders		(361.856)	1.264.927	(1.039.301)	733.398

Athens, 29 November 2010

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 26 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2010

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.9.2010	30.9.2009	30.9.2010	30.9.2009

Interest and similar income		1.634.053	1.587.229	897.811	922.610
Interest expense and similar charges		(600.174)	(597.648)	(296.553)	(318.280)
Net interest income		1.033.879	989.581	601.258	604.330

Fee and commission income		177.753	183.386	65.106	72.760
Fee and commission expense		(37.683)	(13.278)	(31.207)	(8.435)
Net fee and commission income		140.070	170.108	33.899	64.325

Earned premia net of reinsurance		241.962	244.308	—	—
Net claims incurred		(211.099)	(223.558)	—	—
Earned premia net of claims and commissions		30.863	20.750	—	—

Net trading income / (loss) and results from investment securities		(75.416)	75.273	(91.397)	(1.512)
Net other expense		(10.022)	(11.156)	(32.018)	(37.240)
Total income		1.119.374	1.244.556	511.742	629.903

Personnel expenses		(378.414)	(410.514)	(235.100)	(261.750)
General, administrative and other operating expenses		(188.388)	(173.069)	(87.997)	(72.364)
Depreciation, amortisation and impairment on property & equipment, intangibles and investment property		(51.280)	(45.811)	(21.562)	(23.222)
Amortisation of intangible assets recognised on business combinations		(6.513)	(6.080)	—	—
Finance charge on put options of non-controlling interests		(359)	(1.171)	(359)	(1.171)
Credit provisions and other impairment charges		(342.684)	(240.395)	(258.615)	(144.497)
Share of profit of associates		551	357	—	—
Profit/(loss) before tax		152.287	367.873	(91.891)	126.899

Tax income / (expense)	4	(26.320)	(56.366)	18.884	(19.297)
Profit/(loss) for the period		125.967	311.507	(73.007)	107.602

Attributable to:
Non-controlling interests		12.664	10.039	—	—
NBG equity shareholders		113.303	301.468	(73.007)	107.602

Earnings / (losses) per share- Basic and diluted excluding gains on redemption of preferred securities	5	€0,16	€0,46	€(0,10)	€0,15
Earnings / (losses) per share- Basic and diluted including gains on redemption of preferred securities	5	€0,18	€0,75	€(0,10)	€0,15

Athens, 29 November 2010

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 26 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2010

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.9.2010	30.9.2009	30.9.2010	30.9.2009

Profit/(loss) for the period		125.967	311.507	(73.007)	107.602

Other comprehensive income/(expense), net of tax:
Available for sale securities, net of tax		207.373	209.791	107.379	84.176
Currency translation differences, net of tax		(120.997)	(61.391)	(136)	155
Other comprehensive income/(expense) for the period, net of tax	15	86.376	148.400	107.243	84.331

Total comprehensive income/(expense) for the period		212.343	459.907	34.236	191.933

Attributable to:
Non-controlling interests		13.892	10.075	—	—
NBG equity shareholders		198.451	449.832	34.236	191.933

Athens, 29 November 2010

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE DEPUTY
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 26 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 30 September 2010

	Attributable to equity holders of the parent company										Non-
	Share capital		Share premium			Available for sale	Currency	Net	Other reserves &		controlling Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	retained earnings	Total	Preferred securities	Total
At 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(839.109)	(662.690)	(171.846)	2.617.708	5.971.607	2.295.447	8.267.054
Other comprehensive income/(expense) for the period	—	—	—	—	—	366.687	(59.091)	(46.646)	(5.527)	255.423	11.939	267.362
Profit/(loss) for the period	—	—	—	—	—	—	—	—	1.009.504	1.009.504	30.730	1.040.234
Total comprehensive income for the period	—	—	—	—	—	366.687	(59.091)	(46.646)	1.003.977	1.264.927	42.669	1.307.596
Share capital increase	551.838	350.000	695.316	—	—	—	—	—	—	1.597.154	—	1.597.154
Share capital issue costs	—	—	(39.506)	—	—	—	—	—	(2.926)	(42.432)	—	(42.432)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	324.974	324.974	(913.268)	(588.294)
Dividends on preferred securities	—	—	—	—	—	—	—	—	(49.506)	(49.506)	—	(49.506)
Dividends on preference shares	—	—	—	—	—	—	—	—	(51.685)	(51.685)	—	(51.685)
Share based payments	—	—	—	—	—	—	—	—	8.745	8.745	—	8.745
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	1.648	1.648	5.209	6.857
(Purchases)/ disposals of treasury shares	—	—	—	—	145.235	—	—	—	(55.076)	90.159	—	90.159
Balance at 30 September 2009	3.035.109	357.500	2.955.085	382.775	(42)	(472.422)	(721.781)	(218.492)	3.797.859	9.115.591	1.430.057	10.545.648
Movements from 1.10.2009 to 31.12.2009	99	—	(1.979)	—	(10.584)	(529.510)	22.863	(64.562)	(78.468)	(662.141)	(55.989)	(718.130)
Balance at 31 December 2009 & at 1 January 2010	3.035.208	357.500	2.953.106	382.775	(10.626)	(1.001.932)	(698.918)	(283.054)	3.719.391	8.453.450	1.374.068	9.827.518
Other comprehensive income/(expense) for the period	—	—	—	—	—	(760.728)	282.176	(145.036)	2.851	(620.737)	11.827	(608.910)
Profit/(loss) for the period	—	—	—	—	—	—	—	—	258.881	258.881	31.796	290.677
Total comprehensive income for the period	—	—	—	—	—	(760.728)	282.176	(145.036)	261.732	(361.856)	43.623	(318.233)
Share capital issue costs, net of tax	—	—	(14.000)*	—	—	—	—	—	—	(14.000)	—	(14.000)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	35.511	35.511	(96.058)	(60.547)
Dividends on preferred securities	—	—	—	—	—	—	—	—	(21.165)	(21.165)	—	(21.165)
Dividends on preference shares	—	—	—	—	—	—	—	—	(70.858)	(70.858)	—	(70.858)
Share based payments	—	—	—	—	—	—	—	—	12.306	12.306	—	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	7.862	7.862	(47.960)	(40.098)
(Purchases)/ disposals of treasury shares	—	—	—	—	(526)	—	—	—	(7.313)	(7.839)	—	(7.839)
Balance at 30 September 2010	3.035.208	357.500	2.939.106	382.775	(11.152)	(1.762.660)	(416.742)	(428.090)	3.937.466	8.033.411	1.273.673	9.307.084

*The issue costs relate to the share capital increase that was approved on 10 September 2010 and concluded on 25 October 2010

The notes on pages 11 to 26 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 30 September 2010

	Share capital		Share premium			Available for	Currency	Other reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	sale securities reserve	translation reserve	retained earnings	Total
At 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(663.797)	(167)	2.070.206	6.433.786
Other comprehensive income/(expense) for the period	—	—	—	—	—	231.613	253	—	231.866
Profit/(loss) for the period	—	—	—	—	—	—	—	501.532	501.532
Total comprehensive income for the period	—	—	—	—	—	231.613	253	501.532	733.398
Share capital increase	551.838	350.000	695.316	—	—	—	—	—	1.597.154
Share capital issue costs	—	—	(39.506)	—	—	—	—	(2.926)	(42.432)
Dividends on preference shares	—	—	—	—	—	—	—	(51.685)	(51.685)
Share based payments	—	—	—	—	—	—	—	8.745	8.745
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	145.277	—	—	(55.076)	90.201
Balance at 30 September 2009	3.035.109	357.500	2.955.085	382.775	—	(432.184)	86	2.470.796	8.769.167
Movements from 1.10.2009 to 31.12.2009	99	—	(1.979)	—	—	(279.380)	(508)	(263.238)	(545.006)
Balance at 31 December 2009 & at 1 January 2010	3.035.208	357.500	2.953.106	382.775	—	(711.564)	(422)	2.207.558	8.224.161
Other comprehensive income/(expense) for the period	—	—	—	—	—	(659.051)	210	—	(658.841)
Profit/(loss) for the period	—	—	—	—	—	—	—	(380.460)	(380.460)
Total comprehensive income for the period	—	—	—	—	—	(659.051)	210	(380.460)	(1.039.301)
Share capital issue costs, net of tax	—	—	(14.000)*	—	—	—	—	—	(14.000)
Dividends on preference shares	—	—	—	—	—	—	—	(70.858)	(70.858)
Share based payments	—	—	—	—	—	—	—	12.306	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	1.879	1.879
Balance at 30 September 2010	3.035.208	357.500	2.939.106	382.775	—	(1.370.615)	(212)	1.770.425	7.114.187

*The issue costs relate to the share capital increase that was approved on 10 September 2010 and concluded on 25 October 2010

The notes on pages 11 to 26 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 September 2010

	Group		Bank
	9 month period ended		9 month period ended
€ 000’s	30.9.2010	30.9.2009	30.9.2010	30.9.2009
Cash flows from operating activities
Profit for the period	290.677	1.040.234	(380.460)	501.532
Adjustments for:
Non-cash items included in income statement and other adjustments:	973.340	835.988	650.890	419.527
Depreciation, amortisation and impairment on property & equipment, intangibles and investment property	167.470	159.323	62.924	74.109
Share based payment	12.306	8.745	10.530	8.745
Impairment losses / (recoveries) on investments	12.948	145.794	6.111	(1.606)
Amortization of premiums / discounts of investment securities and loans and receivables	(71.700)	(139.292)	(51.563)	(130.474)
Provisions for credit and other risks	1.007.352	758.085	719.770	436.462
Provision for employee benefits	44.058	53.898	23.398	25.661
Other provisions	(11.402)	5.849	—	79
Share of profit of associates	(2.969)	(708)	—	—
Finance charge on put options of non-controlling interest	1.653	5.142	1.653	5.142
Deferred tax expense / (income)	(43.151)	168.121	(58.253)	147.054
Dividend income from investment securities	(3.490)	(4.959)	(2.009)	(50.981)
Net (gain) / loss on disposal of property & equipment and investment property	1.737	(1.476)	5	(1.584)
Net (gain) / loss on sale of investments in associates	—	7.406	—	(1.034)
Net (gain) / expense on investment securities	69.761	(266.768)	144.785	(106.464)
Interest from financing activities and results from repurchase of debt securities in issue	48.966	9.624	89.423	45.481
Valuation adjustment on instruments designated at FVTPL	(260.199)	(72.796)	(295.884)	(31.063)

Net increase in operating assets:	(4.233.812)	(6.461.632)	(2.064.327)	(5.558.139)
Mandatory reserve deposits with Central Bank	165.499	83.311	110.023	1.388
Due from banks	(777.732)	(163.504)	(1.499.863)	700.744
Financial assets at fair value through profit or loss	672.041	(1.373.304)	742.555	(1.029.362)
Derivative financial instruments assets	(924.119)	(154.716)	(877.662)	(236.262)
Loans and advances to customers	(3.464.385)	(4.115.555)	(597.600)	(4.110.605)
Other assets	94.884	(737.864)	58.220	(884.042)

Net increase in operating liabilities:	9.180.315	8.631.045	8.325.859	7.036.182
Due to banks	9.113.714	6.280.292	10.164.675	4.848.990
Due to customers	(1.042.155)	2.313.535	(2.274.388)	2.557.713
Derivative financial instruments liabilities	1.878.565	(329.757)	1.531.869	(315.059)
Retirement benefit obligations	(58.301)	(37.701)	(6.434)	(5.636)
Insurance related reserves and liabilities	215.194	242.674	—	—
Income taxes paid	(178.684)	(72.208)	(60.497)	—
Other liabilities	(748.018)	234.210	(1.029.366)	(49.826)
Net cash from operating activities	6.210.520	4.045.635	6.531.962	2.399.102

Cash flows from investing activities
Participation in share capital increase of subsidiaries	—	—	(63.821)	(249.863)
Acquisition of additional shareholding in subsidiaries	(77.494)	—	(77.494)	—
Disposal of subsidiary shareholding without loss of control	980	—	—	—
Acquisition of associates	(10.465)	(381)	(180)	(13)
Disposal of associates	708	19.662	—	1.269
Dividends received from investment securities & associates	4.169	5.348	2.009	50.981
Purchases of property & equipment, intangible assets and investment property	(176.330)	(180.326)	(66.536)	(75.781)
Proceeds from disposal of property & equipment and investment property	4.560	7.249	744	2.091
Purchases of investment securities	(15.749.347)	(19.452.981)	(5.895.873)	(5.848.878)
Proceeds from redemption and sale of investment securities	12.889.128	17.536.986	3.698.170	4.687.343
Net cash used in investing activities	(3.114.091)	(2.064.443)	(2.402.981)	(1.432.851)

Cash flows from financing activities
Share capital increase	—	1.247.154	—	1.247.154
Proceeds from borrowed funds and debt securities	2.151.473	852.579	1.346.300	596.775
Repayments of borrowed funds, debt securities and preferred securities	(1.342.812)	(2.285.237)	(586.687)	(1.500.000)
Proceeds from sale of treasury shares	126.041	225.717	—	90.201
Repurchase of treasury shares	(133.880)	(135.558)	—	—
Dividends on preference shares	(53.234)	(32.285)	(53.234)	(32.285)
Dividends on preferred securities	(16.004)	(54.249)	—	—
Share capital issue costs	(17.949)	(55.157)	(17.949)	(55.157)
Net cash from/(used in) financing activities	713.635	(237.036)	688.430	346.688
Effect of foreign exchange rate changes on cash and cash equivalents	31.901	(3.596)	31.506	(2.764)
Net increase in cash and cash equivalents	3.841.965	1.740.560	4.848.917	1.310.175
Cash and cash equivalents at beginning of period	2.919.176	2.622.978	4.061.537	3.674.864
Cash and cash equivalents at end of period	6.761.141	4.363.538	8.910.454	4.985.039

The notes on pages 11 to 26 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                        General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and its shares are listed on the Athens Stock Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad.  In its 170 years of operation the Bank has expanded on its commercial banking business by entering into related business areas.  National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level.  The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Vassilios T. Rapanos

Executive Members
The Chief Executive Officer
Apostolos S. Tamvakakis

The Deputy Chief Executive Officers
Anthimos C. Thomopoulos*
Alexandros G. Tourkolias*
Leonidas T. Theoklitos*

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Ioannis P. Panagopoulos	Employees’ representative, Chairman of the Greek General Confederation of Labour
Avraam J. Triantafillidis**	Employees’ representative

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Georgios P. Zanias	Economist, Chairman of the Council of Economic Advisors
Vassilios K. Konstantakopoulos	Shipowner
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria Fragista**	Chief Executive Officer, Franco Compania Naviera S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

*On 26 November 2010, the extraordinary general meeting of the Bank’s shareholders elected three additional executive members of the Board of Directors, Mr A. Thomopoulos, Mr A. Tourkolias and Mr L. Theoklitos, who were subsequently elected as Deputy Chief Executive Officers by the same date Board of Directors meeting.

**On 18 March 2010, Mr Avraam J. Triantafillidis was elected as a member of the Board following the resignation of Mr Alexandros G. Stavrou.  His election was announced in the annual general meeting of the Bank’s shareholders, on 21 May 2010.  On 23 November 2010, Mrs Maria Fragista was elected as a member of the Board following the resignation of Mrs Maria S. Sklavenitou.  Her election was announced in the extraordinary general meeting of the Bank’s shareholders, on 26 November 2010.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  The term of the above members expires in 2013 following their election by the shareholders’ extraordinary general meeting on 14 January 2010.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr Alexandros Makridis as its representative in the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 29 November 2010.

Notes to the Financial Statements

Group and Bank

NOTE 2:                        Summary of significant accounting policies

2.1 Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the nine month period ended 30 September 2010 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements.  Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2009, which have been prepared in accordance with IFRS. When necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The financial statements have been prepared under the historical cost convention, except for AFS financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2 Principal accounting policies

The accounting policies applied for the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2009, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards applied from 1 January 2010

• IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (Amendment) (effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The main changes are:

•             Partial acquisitions: Non-controlling interests are measured either as their proportionate interest in the net identifiable assets (which is the original IFRS 3 requirement) or at fair value.

•             Step acquisitions: The requirement to measure at fair value every asset and liability at each step for the purposes of calculating a portion of goodwill has been removed. Instead, goodwill is measured as the difference at acquisition date between the sum of the fair value of any investment in the business held before the acquisition and the consideration transferred, and the net assets acquired.

•             Acquisition-related costs: Acquisition-related costs are generally recognised as expenses (rather than included in goodwill).

•             Contingent consideration: Contingent consideration must be recognised and measured at fair value at the acquisition date. Subsequent changes in fair value are recognised in accordance with other IFRSs, usually in the income statement (rather than by adjusting goodwill).

•             Transactions with non-controlling interests: Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for as equity transactions.

These amendments affect the Consolidated and Bank financial statements in relation to business combinations effected on or after 1 January 2010.

• IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment “Eligible Hedged Items”) (effective for annual periods beginning on or after 1 July 2009). The amendment clarifies how the existing principles underlying hedge accounting should be applied in the designation of:

(a)     a one-sided risk in a hedged item, and

(b)    inflation in a financial hedged item.

The Group has applied this amendment for the annual period beginning on 1 January 2010, and it did not have any impact on the Consolidated and Bank financial statements.

• IFRIC 17 “Distributions of Non-cash Assets to Owners” (effective for annual periods beginning on or after 1 July 2009). The Interpretation clarifies that:

•             a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity,

•             an entity should measure the dividend payable at the fair value of the net assets to be distributed,

•             an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in the income statement.

The Interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation.

IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions.

The Group has applied this Interpretation for the annual period beginning on 1 January 2010, and it did not have any impact on the Consolidated and Bank financial statements.

• IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2010). The amendments clarify:

•             the scope of IFRS 2: An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

•             the interaction of IFRS 2 and other standards: The Board clarified that in IFRS 2 a “group” has the same meaning as in IAS 27 “Consolidated and Separate Financial Statements”, that is, it includes only a parent and its subsidiaries.

•             the accounting for some group and treasury share-based payment transactions: An entity must measure the goods or services it received as either an equity-settled or a cash-settled share-based payment transaction assessed from its own perspective, which may not always be the same as the amount recognised by the consolidated group.

This amendment did not have an impact on the Consolidated and Bank financial statements.

Notes to the Financial Statements

Group and Bank

• IFRS 1 “First-time Adoption of International Financial Reporting Standards” (Amendment) (effective from 1 January 2010). The amendments address the retrospective application of IFRSs to particular situations. This amendment did not have an impact on the Consolidated and Bank financial statements.

• Improvements to IFRSs, May 2008 (Amendment to IFRS 5, effective for periods beginning on or after 1 July 2009). The Group has applied this amendment for the annual period beginning on 1 January 2010, however it did not have an impact on the Consolidated and Bank financial statements.

• Improvements to IFRSs, April 2009 (effective for annual periods beginning on or after 1 July 2009, except amendments to IAS 18 that were effective for 2009). The Group has applied these amendments for the annual period beginning on 1 January 2010, (except the amendment to IAS 18 that was effective in 2009 and the amendment to IFRIC 16 that was early adopted for the annual period beginning on 1 January 2009) and they did not have a significant impact on the Consolidated and Bank financial statements.

2.3           Estimates and assumptions

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2009.

NOTE 3:                        Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million).  The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and subsidiaries in SEE and Turkey.

International

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to NBG personnel etc) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

9 month period ended 30 September 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	1.070.263	453.824	353.541	39.361	355.782	785.682	50.018	3.108.471
Net fee and commission income	94.803	56.251	43.752	5.546	76.071	201.716	(5.541)	472.598
Other	(16.299)	(48.932)	(317.285)	76.000	20.078	29.909	(3.542)	(260.071)
Total operating income	1.148.767	461.143	80.008	120.907	451.931	1.017.307	40.935	3.320.998
Direct costs	(511.831)	(40.484)	(58.241)	(122.343)	(220.989)	(457.767)	(116.581)	(1.528.236)
Allocated costs and provisions	(841.647)	(170.995)	(15.105)	(419)	(155.511)	(110.893)	(35.609)	(1.330.179)
Share of profit of associates	—	—	1.327	722	835	129	(44)	2.969
Profit/(loss) before tax	(204.711)	249.664	7.989	(1.133)	76.266	448.776	(111.299)	465.552
Tax expense								(174.875)
Profit/(loss) for the period								290.677
Non-controlling interest								(31.796)
Profit attributable to NBG shareholders								258.881

Segment assets as at 30 September 2010
Segment assets	30.902.518	18.992.930	33.186.554	2.808.203	10.736.415	19.424.223	6.878.170	122.929.013
Tax assets								587.910
Total assets								123.516.923

Segment assets as at 31 December 2009
Segment assets	31.961.306	18.639.070	26.859.396	2.851.745	11.446.389	15.819.570	5.453.008	113.030.484
Tax assets								363.699
Total assets								113.394.183

Breakdown by business segment

9 month period ended 30 September 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	916.535	402.667	533.999	37.256	364.561	692.997	(45.538)	2.902.477
Net fee and commission income	122.917	54.039	69.875	4.214	68.934	193.164	(1.718)	511.425
Other	(22.651)	(50.151)	291.601	128.263	13.342	85.715	8.247	454.366
Total operating income	1.016.801	406.555	895.475	169.733	446.837	971.876	(39.009)	3.868.268
Direct costs	(493.042)	(37.686)	(60.695)	(139.061)	(219.631)	(380.319)	(167.998)	(1.498.432)
Allocated costs and provisions	(607.928)	(110.794)	(12.445)	(415)	(130.577)	(172.871)	(20.470)	(1.055.500)
Share of profit of associates	—	—	(1.000)	818	607	(168)	451	708
Profit/(loss) before tax	(84.169)	258.075	821.335	31.075	97.236	418.518	(227.026)	1.315.044
Tax expense								(274.810)
Profit/(loss) for the period								1.040.234
Non-controlling interest								(30.730)
Profit attributable to NBG shareholders								1.009.504

Notes to the Financial Statements

Group and Bank

NOTE 4:                        Tax expense

	Group		Bank
	30.9.2010	30.9.2009	30.9.2010	30.9.2009

Current tax	125.466	106.689	2.967	6.623
Deferred tax	(43.151)	168.121	(58.253)	147.054
Extraordinary non-offsettable taxes in accordance with Para 3, article 10 of Law 3842/2010	52.975	—	52.975	—
Extraordinary social responsibility tax in accordance with article 5 of Law 3845/2010	39.585	—	34.956	—
Total	174.875	274.810	32.645	153.677

The nominal corporation tax rate for the Bank for the years 2010 and 2009 is 24% and 25% respectively.

In accordance with Law 3845/2010 “Measures for the implementation of the support mechanism of the Greek economy through the Eurozone Member-States and the International Monetary Fund”, an extraordinary tax was imposed on legal entities for social responsibility purposes and is calculated on the total net income for the year 2009, provided that it exceeded 100.000 euros.

In accordance with Law 3842/2010 regarding tax issues, the receivable amount of withholding taxes which is reflected in the Bank’s corporation tax returns for the year 2009 is not refunded provided that it relates to taxes withheld on bond interest income.  In this respect the Bank recognized in the income statement the amount of €53 million and reserved its legal rights on this issue.

In accordance with Law 3888/2010 all entities below certain thresholds are entitled to “close” their “open” tax years without full tax audit by paying additional taxes calculated based on specific formulas.  In this respect, 17 group entities “closed” their “open” tax years up to and including 2009 with an additional cost of €582.

NOTE 5:                        Earnings per share

	Group			Bank
	From 1.1 to			From 1.1 to
	30.9.2010	30.9.2009	31.12.2009	30.9.2010	30.9.2009	31.12.2009

Net profit/(loss) attributable to NBG equity shareholders	258.881	1.009.504	922.568	(380.460)	501.532	224.985
Less: dividends on preference shares and preferred securities	(92.023)	(101.191)	(87.038)	(70.858)	(51.685)	(42.192)
Net profit/(loss) attributable to NBG ordinary shareholders excluding gain on redemption of preferred securities	166.858	908.313	835.530	(451.318)	449.847	182.793
Add: Gain on redemption of preferred securities, net of tax	35.511	324.974	305.481	—	—	—
Net profit/(loss) attributable to NBG ordinary shareholders including gain on redemption of preferred securities	202.369	1.233.287	1.141.011	(451.318)	449.847	182.793

Weighted average number of ordinary shares outstanding for basic and diluted EPS as reported	714.037.183	549.767.157	564.034.936	714.427.232	549.767.249	564.082.549
Adjustment for the effect of the bonus element for the share capital increase	—	97.253.810	99.777.781	—	97.253.826	99.786.203
Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	714.037.183	647.020.967	663.812.717	714.427.232	647.021.075	663.868.752
Earnings / (losses) per share — Basic and diluted excluding gain on redemption of preferred securities	€0,23	€1,40	€1,26	€(0,63)	€0,70	€0,28
Earnings / (losses) per share — Basic and diluted including gain on redemption of preferred securities	€0,28	€1,91	€1,72	€(0,63)	€0,70	€0,28

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share (see Note 14) and its market price.  This adjustment, which corresponds to a factor of 1,1769, was applied retrospectively to all periods presented, in accordance with the applicable reporting standards.

As at 30 September 2010, the number of potential dilutive ordinary shares is NIL due to the fact that for the 9-month period ended 30 September 2010, the exercise price of the share options outstanding was lower than the average market price of the Bank’s shares.

Notes to the Financial Statements

Group and Bank

NOTE 6:                        Loans and advances to customers (net)

	Group		Bank
	30.9.2010	31.12.2009	30.9.2010	31.12.2009

Mortgages	25.453.965	24.481.873	20.928.643	20.664.268
Consumer loans	8.016.909	7.866.984	5.335.527	5.357.600
Credit cards	5.210.104	4.424.302	1.877.008	1.950.075
Small business lending	6.468.815	6.818.294	4.140.242	4.510.276
Retail lending	45.149.793	43.591.453	32.281.420	32.482.219
Corporate and Public sector lending	35.388.761	33.620.263	27.766.669	27.088.877
Total	80.538.554	77.211.716	60.048.089	59.571.096
Less: Allowance for impairment on loans and advances to customers	(3.336.579)	(2.459.171)	(2.040.561)	(1.441.398)
Total	77.201.975	74.752.545	58.007.528	58.129.698

Included in the Group’s loans and advances to customers are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €666.216  (31 December 2009: €851.440). The Bank has no loans and advances to customers designated at fair value through profit or loss.

Corporate and Public sector lending for the Bank and the Group includes a loan to the Greek state with carrying amount of €6.125  million (31 December 2009: €5.620 million). The agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Covered bonds

On 18 March 2010, the Bank issued the 4th series of covered bonds of €1,5 billion, with a maturity of eight years (with an additional ten-year extension option) secured by residential mortgage loans. The bonds pay interest quarterly at the ECB’s refinancing rate plus a margin of 190 bps. The issue forms part of the Bank’s existing €10 billion covered bonds program.

On 11 May 2010, the Bank issued the 5th series of covered bonds of €1 billion, with a maturity of ten years (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB’s refinancing rate plus a margin of 250 bps paid on a quarterly basis. The issue forms part of the Bank’s existing €10 billion covered bonds program.

On 21 June 2010 the Bank established its second covered bond program (“€15bn Covered Bond Program II of National Bank of Greece S.A.”) under which on 24 June 2010 the Bank issued three Series of €1 billion each, secured by residential mortgage loans. The first Series has a 5 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 170 bps paid on a quarterly basis. The second Series has a 7 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 200 bps paid on a quarterly basis. The third Series has a 9 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 230 bps paid on a quarterly basis. On 29 July 2010, the Bank issued second tranches of €500 million each for each of the first three series of notes under this program.

The above issues are not presented within “Debt securities in issue” since these securities are held by the Bank.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

NOTE 7:                        Goodwill, software and other intangibles assets

The Group’s increase in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill which amounted to €123.689.

The Group’s additions to goodwill, software and other intangible assets during the period ended 30 September 2010, amounted to €60.576, whereas the net disposals and write offs amounted to €577.

The Bank’s additions to software and other intangible assets during the period ended 30 September 2010, amounted to €29.495.

NOTE 8:                        Property & equipment and investment property

The Group’s additions to property and equipment during the period ended 30 September 2010, amounted to €97.533, whereas net disposals and write offs amounted to €6.258.

The net additions to investment property during the period amounted to €17.069.

The Bank’s additions to property and equipment during the period ended 30 September 2010, amounted to €37.042, whereas net disposals were €751.

Notes to the Financial Statements

Group and Bank

NOTE 9:                        Non-current assets held for sale

In 2010, the Greek Government announced its intention to include Larco S.A. in its privatisation programme.  The Bank decided to cooperate with the Government and dispose of its 33,36% share in Larco S.A. through this procedure.  In this respect the Group re-classified this asset from investment in associates to non-current assets held for sale.

NOTE 10:                 Due to customers

	Group		Bank
	30.9.2010	31.12.2009	30.9.2010	31.12.2009
Deposits:
Individuals	52.895.540	57.475.205	43.047.544	48.645.379
Corporates	10.570.088	10.708.155	6.442.972	6.959.655
Government and agencies	5.714.640	2.284.655	5.550.569	2.041.498
Total deposits	69.180.268	70.468.015	55.041.085	57.646.532
Securities sold to customers under agreements to repurchase	20.360	23.542	39.808	41.569
Other	933.739	702.914	707.938	393.066
Total	70.134.367	71.194.471	55.788.831	58.081.167

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. These deposits amount to €1.150.888 for the Group and the Bank (31 December 2009: €808.669 for the Group and €833.258 for the Bank).

NOTE 11:                 Hellenic Republic Bank Support Plan

During 2010, under the government-guaranteed borrowings facility, the Bank participated in the second and third pillars of Law 3723/2008 “Hellenic Republic’s Bank Support Plan” as follows:

Pillar II

On 26 April 2010, the Bank issued €2.500 million Floating Rate Notes due in April 2013, bearing interest at a rate of three-month EURIBOR plus 250 bps, payable on an annual basis.

On 4 May 2010, the Bank issued €1.345 million and €655 million Floating Rate Notes both due in May 2013, bearing interest at a rate of three-month EURIBOR plus 500 bps payable on an annual basis. From the above issue of €1.345 million, the amount of €907 million is held by third parties and is included in the Group’s and the Bank’s debt securities in issue (see Note 12).

On 28 June, 2010 the Bank issued €4.265,6 million Floating Rate Notes due in June 2013, bearing interest at a rate of three-month Euribor plus 500 bps, payable on an annual basis.

The notes described above are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position.

Pillar III

On 12 April 2010, the Bank obtained from Public Debt Management Agency, special Greek government bonds of €787 million collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

NOTE 12:                 Debt securities in issue and other borrowed funds

Issues under the Hellenic Republic Bank Support Plan

On 4 May 2010 the Bank issued €1.345 million Floating Rate Notes, of which €907 million is held by third parties and is included in the Group’s and the Bank’s debt securities in issue as described in Note 11 above.

Issues under the €5 billion 2010 GMTN Programme

On 23 July 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totaling €450 million, which is included in the Group’s and the Bank’s debt securities in issue. The note was issued on 3 August 2010 by the Bank’s UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange. The note has a 10-year maturity, with right to early redemption by the issuer on the completion of 5 years and at each subsequent interest payment date. The annual interest rate for the first 5 years is set at 7,0%. If the right to early redemption is not exercised, the annual interest rate for the second 5-year period increases to 9,5%. This issue enhances the Group’s and the Bank’s regulatory capital by €450 million.

Notes to the Financial Statements

Group and Bank

On 21 September 2010, NBG Finance plc, a wholly owned subsidiary of the Bank, issued Fixed Rate Notes of an aggregate nominal value of €80 million, guaranteed by the Bank. The Notes, maturing on 22 February 2012, were issued at a lower price than their nominal value, bear fixed interest rate of 2,07% with semi-annual coupon payment frequency. The proceeds of the Notes were ultimately lent to the Bank and are presented within “Other borrowed funds” in the Bank financial statements.

As of the same date, NBG Finance plc repurchased the entire issue of its own issued RON 355 million Fixed Rate Notes, issued in February 2007. At repurchase date, the Bank held part of the above Notes of a nominal value of RON 15 million.  The repurchase transaction was conducted at market terms and resulted in the recognition of a gain of RON 51,0 million (approximately €12,0 million) for the Group which is included in net trading income and results from investment securities.

Other borrowed funds

On August 4, 2010, the floating rate Schuldscheindarlehen loan of €500 million issued in August 2008 matured and the Bank redeemed the entire amount.

NOTE 13:                 Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.  However, at 30 September 2010 the Group and the Bank have provided for cases under litigation the amounts of €47,3 million and €29,2 million respectively.

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets.  The Bank has been tax audited up to and including the year 2008. For the subsidiaries and associates regarding unaudited tax years refer to Note 20.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	30.9.2010	31.12.2009	30.9.2010	31.12.2009
Commitments to extend credit*	19.006.264	19.641.495	12.065.024	14.489.611
Standby letters of credit and financial guarantees written	6.879.573	6.369.777	3.839.788	3.943.383
Commercial letters of credit	531.120	452.273	138.300	135.189
Total	26.416.957	26.463.545	16.043.112	18.568.183

* Commitments to extend credit at 30 September 2010 include amounts of €981 million for the Group (31 December 2009: €1.597 million) and €324 million for the Bank (31 December 2009: €396 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	30.9.2010	31.12.2009	30.9.2010	31.12.2009
Assets pledged as collateral	25.940.093	16.688.178	24.063.308	16.536.273

The pledged amounts relate to:

•             trading and investment debt securities of €11.791 million pledged mainly for funding purposes with the ECB, the EIB and other central banks, as well as, for the purposes of transactions through TARGET with the Bank of Greece and with the derivatives clearing house (ETESEP),

•             bonds covered with mortgage loans amounting to €7.403 million, notes backed with consumer loans and credit cards amounting to €1.500 million,

•             special Greek government bonds of €787 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses (see Note 11), and

•             loans and advances to customers amounting to €4.459 million pledged with Bank of Greece for funding purposes.

Additionally, the Bank has pledged with the ECB for funding purposes Floating Rate notes of €7.859 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank (see Note 11).

Notes to the Financial Statements

Group and Bank

e. Voluntary Retirement Schemes

On 25 November 2008, the Bank’s wholly owned subsidiary Ethniki Insurance announced a voluntary retirement scheme whereby employees fulfilling certain criteria have the opportunity to leave service receiving additional benefits to those provided by law, up to 31 December 2010.  A total of 250 employees have subscribed to the scheme to date (not including those who had initially subscribed and subsequently withdrew their interest), all of which had either already left or had been approved to leave by 30 September 2010.

f. Operating lease commitments

	Group		Bank
	30.9.2010	31.12.2009	30.9.2010	31.12.2009
No later than 1 year	75.968	76.718	88.996	90.769
Later than 1 year and no later than 5 years	239.556	242.729	341.369	358.819
Later than 5 years	132.807	131.451	1.077.382	1.484.550
Total	448.331	450.898	1.507.747	1.934.138

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a newly established real estate investment company of the Group.

NOTE 14:                 Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 September 2010 and 31 December 2009 was 607.041.577 with a nominal value of €5 per share.

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is €1.696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

Following the Board of Directors’ resolution on 10 September 2010, the Bank, in October 2010, increased its ordinary share capital by offering 121.408.315 new ordinary shares of nominal value of €5,00 each and subscription price of €5,2 each through a rights issue. The shares were offered to existing ordinary shareholders at a ratio of 1 new share for every 5 shares held. The total capital raised amounted to €631,323 of which €607.041 was credited to share capital and the remaining €24.282 to share premium account.  The new shares were listed in the ATHEX on 19 October 2010.

Furthermore, the Board of Directors, following its assignment of the right to issue bonds convertible to shares, granted on 18 February 2010 by the 2nd Repeat General Meeting of the Bank’s shareholders, on 10 September 2010 approved the issuance of 227.640.590 convertible bonds to 227.640.590 new ordinary shares of nominal value of €5,00 each and subscription price of €5,2 each. The bonds were offered through a rights issue to existing ordinary shareholders at a ratio of 3 convertible bonds for every 8 shares held. The convertible bonds carry no interest and are convertible to ordinary shares after 7 days from their issuance. The total capital raised amounted to €1.183.731 of which €1.138.203 was credited to share capital and the remaining €45.528 to share premium account.  The new shares were listed in the ATHEX on 25 October 2010.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,30 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

Following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued on 21 May 2009, 70.000.000 Redeemable Preference Shares at a nominal value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

In accordance with Law 3844/2010, the preference shares are not mandatorily redeemable. However, if not redeemed after five years following their issuance, the coupon rate (i.e. 10%) is increased by 2% per annum cumulatively.

Share Capital — Total

Following the above share capital increase, on 20 October 2010, the total paid-up share capital of the Bank amounted to €5.137.952 divided into a) 956.090.482 ordinary shares of a par value of €5 each, b) 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a par value of €0,30 each, and c) 70.000.000 redeemable preference shares of the Greek State of a par value of €5 each, in accordance with the Law 3723/2008.

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by National Securities S.A.  At 30 September 2010, the treasury shares transactions are summarized as follows:

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2009	6.456.504	145.277	6.456.504	145.277
Purchases	11.505.151	228.466	—	—
Sales	(17.624.305)	(363.117)	(6.456.504)	(145.277)
At 31 December 2009	337.350	10.626	—	—

Purchases	9.917.640	120.821	—	—
Sales	(10.254.990)	(131.447)	—	—
Purchase of Rights	18.891.156	13.059	—	—
Sale of Rights	(3.409.707)	(1.907)	—	—
At 30 September 2010	15.481.449	11.152	—	—

Notes to the Financial Statements

Group and Bank

NOTE 15:                 Tax effects relating to other comprehensive income components

Group

	9 month period ended			9 month period ended
	30.9.2010			30.9.2009
	Gross	Tax	Net	Gross	Tax	Net

Unrealized gains / (losses) for the period	(1.054.577)	233.548	(821.029)	755.337	(173.989)	581.348
Less: Reclassification adjustments included in Income statement	81.570	(22.765)	58.805	(278.264)	64.260	(214.004)
Available for sale securities	(973.007)	210.783	(762.224)	477.073	(109.729)	367.344

Currency translation differences	298.350	—	298.350	(53.336)	—	(53.336)

Net investment hedge	(145.036)	—	(145.036)	(62.195)	15.549	(46.646)
Other comprehensive income / (expense) for the period	(819.693)	210.783	(608.910)	361.542	(94.180)	267.362

Bank

	9 month period ended			9 month period ended
	30.9.2010			30.9.2009
	Gross	Tax	Net	Gross	Tax	Net

Unrealized gains / (losses) for the period	(1.017.294)	244.179	(773.115)	438.411	(109.637)	328.774
Less: Reclassification adjustments included in Income statement	150.084	(36.020)	114.064	(129.548)	32.387	(97.161)
Available for sale securities	(867.210)	208.159	(659.051)	308.863	(77.250)	231.613

Currency translation differences	210	—	210	253	—	253
Other comprehensive income / (expense) for the period	(867.000)	208.159	(658.841)	309.116	(77.250)	231.866

The movement of €762.224 in the available for sale reserve in the 9 month period ended 30 September 2010 for the Group, includes €725.832 relating to debt securities and €36.392 relating to equity securities.

The movement of €659.051 in the available for sale reserve in the 9 month period ended 30 September 2010 for the Bank, includes €638.034 relating to debt securities and €21.017 relating to equity securities.

The majority of these unrealised losses pertain to changes in market rates on certain debt positions on Greek Government Bonds and other debt securities. No impairment has been recognised for these positions given Management’s belief that the issuers’ payment obligations associated with these positions will be met on time and the full amount will be recovered.

NOTE 16:                 Dividends

In accordance with Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

Moreover, pursuant to Law 3723/2008, article 28 of Law 3756/2009 and article 39 of Law 3844/2010, banks participating in the plan are allowed to distribute dividends to ordinary shareholders only in the form of shares.  However, these cannot be treasury shares. The legislation explicitly excludes from the dividend restriction preference shares, such as those issued by the Bank.

On 21 May 2010, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following:

a)         The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million) after withholding taxes, pursuant to their terms.

b)        The payment to the Greek State the amount of €35 million regarding the 70.000.000 Redeemable Preference Shares, of which €21,6 million relates to year 2009 while €13,4 million relates to period up to May 2010.

c)         No dividends were declared to the ordinary shareholders, following the participation of the Bank in the Hellenic Republic’s Bank Support Plan.

Notes to the Financial Statements

Group and Bank

NOTE 17:                 Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 September 2010 and 31 December 2009 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under Note 1, “General Information”.

As at 30 September 2010, loans, deposits and letters of guarantee, at Group level, amounted to €233,8 million, €17,9 million and €13,9 million respectively (31 December 2009: €14,7 million, €64,4 million and €10,6 million respectively), whereas the corresponding figures at Bank level amounted to €232,0 million, €11,8 million and €13,9 million (31 December 2009: €13,1 million, €38,7 million and NIL respectively).

Total compensation to related parties amounted to €12,1 million (30 September 2009: €10,9 million) for the Group and to €4,8 million (30 September 2009: €5,6 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	30.9.2010	31.12.2009	30.9.2010	31.12.2009

Loans and advances to customers	7.437	5.633	8.455.952	6.657.477
Due to customers	13.247	11.159	4.550.366	2.390.801
Letters of guarantee, contingent liabilities and other off balance sheet accounts	12.008	1.416	1.862.969	229.178

	9 month period ended		9 month period ended
	30.9.2010	30.9.2009	30.9.2010	30.9.2009

Interest, commission and other income	1.660	1.569	119.412	147.457
Interest, commission and other expense	6.213	7.241	160.834	153.753

c. Transactions with other related parties

The total receivables of the Bank from the employee benefits related funds of the Bank’s personnel as at 30 September 2010, amounted to €260,7 million (31 December 2009: €197,8 million).

NOTE 18:                 Acquisitions, disposals & other capital transactions

Acquisitions

On 18 January 2010, the Bank acquired 53.846 new ordinary registered shares of AKTOR FM with a nominal value of €3,00 each, paying in cash the amount of €162.  The Bank owns 35% of the share capital, while it has veto rights on decisions relating to certain operating areas of AKTOR FM.  AKTOR FM is active in the area of property maintenance and management.

On 13 August 2010, the Bank increased its shareholding in Finans Finansal Kiralama A.S. (Finans Leasing), a listed subsidiary company in Istanbul Stock Exchange, through a public offer.  The Bank acquired 27,3% of the share capital for approximately €42 million (TL 81,7 million). After this acquisition NBG Group owns 89% of Finans Leasing.

On 17 August 2010, the Bank increased its shareholding in Stopanska Banka AD — Skopje by 21,6% acquiring the related shareholdings from European Bank for Reconstruction and Development (EBRD) and from International Finance Corporation (IFC) possessing 10,8% shareholding each, through put and call arrangements as provided for in the 2001 shareholders agreement, between the Bank and EBRD and IFC, for the acquisition of Stopanska Banka AD-Skopje. The total consideration paid amounted to €35,1 million.

On 3 September 2010, Banca Romaneasca S.A. established NBG FACTORING ROMANIA IFN S.A. Banca Romaneasca S.A. owns 99% and NBG Leasing IFN S.A. owns 1% of the new company.

Other transactions

On 25 June 2010, the General Meeting of the Audatex Hellas S.A. shareholders decided the dissolution and the liquidation of the company.

Notes to the Financial Statements

Group and Bank

NOTE 19:                 Capital adequacy and Credit ratings

From 1 January 2008 onwards the capital adequacy ratios are calculated in accordance with the Basel II provisions.  The Group and the Bank ratios for capital adequacy purposes as at 30 September 2010, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

Capital adequacy (amounts in € million)

	Group		Bank
	30.9.2010	31.12.2009	30.9.2010	31.12.2009
Capital:
Upper Tier I capital	9.003	8.996	7.423	8.065
Lower Tier I capital	1.167	1.257	740	740
Deductions	(2.687)	(2.663)	(280)	(387)
Tier I capital	7.483	7.590	7.883	8.418
Upper Tier II capital	(26)	(26)	467	503
Lower Tier II capital	554	102	554	102
Deductions	(288)	(76)	(777)	(605)
Total capital	7.723	7.590	8.127	8.418

Total risk weighted assets	68.116	67.407	52.766	51.339

Ratios:
Tier I	11,0%	11,3%	14,9%	16,4%
Total	11,3%	11,3%	15,4%	16,4%

Credit ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Ba1	NP	D+	Stable
Standard & Poor’s	BB+	B	-	Negative
Fitch	BBB-	F3	D	Negative

Notes to the Financial Statements

Group and Bank

NOTE 20:                 Group Companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	30.9.2010	31.12.2009	30.9.2010	31.12.2009

National Securities S.A. (1)	Greece	2009	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2009	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2009	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2009	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	—	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2009	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	—	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2005-2009	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2006-2009	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	—	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	—	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2009	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	—	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	—	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	—	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	—	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	—	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	—	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	—	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	—	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	—	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	—	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2005-2009	99,79%	99,79%	82,22%	82,22%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2005-2009	89,01%	61,68%	29,87%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2005-2009	99,76%	99,70%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2005-2009	99,76%	99,70%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2005-2009	75,44%	86,15%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2005-2009	99,70%	99,64%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2009	99,79%	99,79%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Finance) (*)	Turkey	2009	99,79%	99,79%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009	99,79%	99,79%	—	—
NBG Malta Holdings Ltd	Malta	2006-2009	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2009	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2009	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2009	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2009	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2009	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2009	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
NBG Securities Romania S.A.	Romania	2000-2009	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2009	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A.	Romania	—	99,29%	—	—	—
NBG Leasing IFN S.A.	Romania	2007-2009	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2009	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (2)	Serbia	2005-2009	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2009	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	2005-2009	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2004-2009	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2009	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2003-2009	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2009	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2009	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2009	99,67%	99,67%	94,32%	94,32%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2009	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2009	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2009	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2009	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2009	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2009	100,00%	100,00%	—	—
Eterika Plc (Special Purpose Entity)(3)	U.K.	—	—	—	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2009	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2009	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2009	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2009	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	2000-2009	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2009	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	50,10%	50,10%	50,10%	50,10%

(*) % of participation includes the effect of put and call option agreements (Put and Call option regarding Stopanska was exercised in August 2010, see note 18)

(1)  On 20 May 2010, National P&K Securities S.A. was renamed to National Securities S.A.

(2)  National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(3)  From 3rd quarter 2010 Eterika Plc (Special Purpose Entity) is not included in NBG Group accounts

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
The Group’s and Bank’s associates are as follows:	Country	unaudited	30.9.2010	31.12.2009	30.9.2010	31.12.2009

Social Securities Funds Management S.A.	Greece	2007-2009	20,00%	20,00%	20,00%	20,00%
Larco S.A.	Greece	2002-2009	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2004-2009	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008-2009	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A.	Greece	2003-2009	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	2007-2009	31,18%	31,18%	31,18%	31,18%
Europa Insurance Co. S.A.	Greece	2005-2009	20,00%	22,01%	—	—
Pyrrichos Real Estate S.A.	Greece	—	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A	Greece	2007-2009	35,00%	—	35,00%	—
Bantas A.S.(Cash transfers and Security Services)	Turkey	2009	33,26%	33,26%	—	—
UBB Chartis Insurance Company A.D.	Bulgaria	2007-2009	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2009	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost A.D. (Cash Service Company)	Bulgaria	—	19,98%	19,98%	—	—

Larco S.A. has been reclassified to Non-current assets held for sale (see note 9)

NOTE 21:                 Events after the reporting period

On 10 September 2010 the Board of Directors of the Bank approved the share capital increase by €1,8 billion approximately.  The share capital increase was concluded in October 2010 (see note 14).

On 26 November 2010, the extraordinary meeting of the Bank’s shareholders:

a)         Approved the redemption by the Bank of the 70.000.000 preference shares, in accordance with the Law 3723/2008 held by the Greek State, with total nominal value €350 million.  The shares will be redeemed at their nominal amount in cash after obtaining the relevant approvals provided by law.

b)        Elected three additional executive members of the Board of Directors, Mr A. Thomopoulos, Mr A. Tourkolias and Mr L. Theoklitos. At the subsequent meeting of the Board of Directors, the above board members were elected Deputy Chief Executive Officers.

Notes to the Financial Statements

Group and Bank

NOTE 22:                 Foreign exchange rates

		Fixing	Average	Average
From	To	30.9.2010	1.1 - 30.9.2010	1.1 - 30.9.2009

ALL	EUR	0,00722	0,00741	0,00783
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,12764	0,13726	0,13251
GBP	EUR	1,16286	1,16687	1,12878
MKD	EUR	0,01622	0,01638	0,01636
RON	EUR	0,23409	0,23980	0,23740
TL	EUR	0,50490	0,50063	0,46666
USD	EUR	0,73271	0,76132	0,73325
RSD	EUR	0,00942	0,00989	0,01073
ZAR	EUR	0,10478	0,10232	0,08473

NOTE 23:                 Reclassifications

Reclassifications of financial assets

Group

In 2010, NBG Group reclassified €6.767,1 million AFS bonds and €16,1 million trading bonds as loans and receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity.

Furthermore, due to the current crisis in the bond markets, the Group reclassified trading bonds amounting to €1.340,9 million to AFS and €290,8 million to held to maturity.

The carrying amount and the fair value of the reclassified bonds on 30 September 2010 was €8.513,2 million and €7.495,4 million respectively.

With respect to the reclassified bonds, during the period ended 30 September 2010 and prior to the reclassification, fair value loss of €(99,1) million was recognized in the income statement (2009: gain €33,2 million), while loss of €(524,5) million (2009: gain €277,8 million) was recognized in other comprehensive income net of tax. With respect to reclassified bonds, €374,7 million interest income was recognized during the period ended 30 September 2010.

Had these bonds not been reclassified, net trading income for period ended 30 September 2010 would have been lower by €130,9 million (€112,6 million net of tax), and the AFS securities reserve, net of tax, would have been lower by €512,3 million.

The weighted average effective interest rate of the reclassified bonds at the date of reclassification was 4,99%. The cash flows expected to be recovered from the reclassified bonds at the date of reclassification amount to €14.009,7 million.

Finally, in 2010, the Group reclassified €1.912,6 million bonds from AFS into held to maturity because it now intends to hold these bonds until maturity.

In 2008, the Group reclassified certain AFS and trading securities as loans and receivables, and certain trading securities to the available-for-sale and held to maturity categories. On 30 September 2010, the carrying amount and the fair value of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €716,2 million and €653,5 million respectively. During the period ended 30 September 2010, €11,8 million interest income, €0,4 million dividend income and €1,3 million impairment loss were recognized.

Had these securities not been reclassified, net trading income for the period ended 30 September 2010 would have been lower by €7,2 million (€5,4 million net of tax), and the AFS securities reserve, net of tax, would have been lower by €7,4 million.

Bank

In 2010, the Bank reclassified €5.403,2 million AFS bonds and €11,3 million trading bonds as loans and receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Bank has the intention and ability to hold them for the foreseeable future or until maturity.

Furthermore, due to the current crisis in the bond markets, the Bank reclassified trading bonds amounting to €1.050,7 million to AFS and €8,8 million to held to maturity.

The carrying amount and the fair value of the reclassified bonds on 30 September 2010 was €6.563,3 million and €5.766,5 million respectively.

With respect to the reclassified bonds, during the period ended 30 September 2010 and prior to the reclassification, fair value loss of €(98,4) million (2009: gain €20,9 million) was recognized in the income statement and loss of €(427,3) million (2009: gain €223,0 million) was recognized in other comprehensive income, net of tax. With respect to reclassified bonds, €296,2 million interest income was recognized during the period ended 30 September 2010.

Had these bonds not been reclassified, net trading income for period ended 30 September 2010 would have been lower by €71,3 million (€54,2 million net of tax), and the AFS securities reserve, net of tax, would have been lower by €385,3 million.

Notes to the Financial Statements

Group and Bank

The weighted average effective interest rate of the reclassified bonds at the date of reclassification was 4,91%. The cash flows expected to be recovered from the reclassified bonds at the date of reclassification amount to €10.925,6 million.

Finally, in 2010, the Bank reclassified €271,1 million bonds from AFS into held to maturity because it now intends to hold these bonds until maturity.

In 2008, the Bank reclassified certain trading securities into loans and receivables or AFS. On 30 September 2010, the carrying amount and the fair value of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €238,9 million and €239,1 million respectively.  During the period ended 30 September 2010, €4,7 million interest income, €0,2 million dividend income and €0,9 million impairment loss were recognized.

Had these securities not been reclassified, net trading income for the period ended 30 September 2010 would have been lower by €2,3 million (€1,8 million net of tax), and the AFS securities reserve, net of tax, would have been higher by €3,7 million.

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Cash Flow Statement

	Group			Bank
	30.9.2009			30.9.2009
	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Cash flows from operating activities
Non-cash items included in profit and other adjustments	835.988	771.610	64.378	419.527	457.318	(37.791)
Loans and advances to customers	(4.115.555)	(3.835.741)	(279.814)	(4.110.605)	(4.401.889)	291.284
Due to customers	2.313.535	2.282.472	31.063	2.557.713	2.526.650	31.063
Net cash from operating activities from continuing operations	4.045.635	4.230.008	(184.373)	2.399.102	2.114.546	284.556

Cash flows from investing activities
Purchase of investment securities	(19.452.981)	(19.319.128)	(133.853)	(5.848.878)	(5.115.996)	(732.972)
Proceeds from sale of investment securities	17.536.986	17.218.760	318.226	4.687.343	4.238.927	448.416
Net cash (used in) investing activities	(2.064.443)	(2.248.816)	184.373	(1.432.851)	(1.148.295)	(284.556)

Net increase/(decrease) in cash and cash equivalents	1.740.560	1.740.560	—	1.310.175	1.310.175	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

(Registrant)

Date: 30th November, 2010

Apostolos Tamvakakis
Chief Executive Officer